EXHIBIT 99.1

Vasogen Inc.

NOTICE OF 2009
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS AND
MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the “Meeting”) of shareholders of Vasogen Inc. (the “Company”) will be held at the offices of McCarthy Tétrault, LLP, Toronto Dominion Bank Tower, Suite 5300, on the fifty-third floor, Toronto Dominion Centre, 66 Wellington Street West, Toronto, Ontario M5K 1E6, on Wednesday, May 27, 2009, at 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended November 30, 2008, and the auditor’s report thereon;

2.	to elect five (5) directors;

3.	to reappoint the auditor and to authorize the directors to fix the auditor’s remuneration;

4.
to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule “A” to the accompanying Management Proxy Circular and incorporated herein by reference, approving the amendment of the Directors’ Deferred Share Unit and Stock Plan of the Company to increase the number of common shares issuable thereunder; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy
Circular that accompanies and forms part of this Notice.

DATED at Toronto, Ontario, April 27, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

Graham Neil
Chief Financial Officer

NOTES:

1.
A Management Proxy Circular and Proxy accompany this Notice of Meeting.  Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

2.
As provided in the Canada Business Corporations Act, the directors have fixed a record date of April 20, 2009.  Accordingly, shareholders registered on the books of the Company at the close of business on, April 20, 2009, are entitled to notice of the Meeting.

3.	Persons who are registered as shareholders on the books of the Company at the close of business on, April 20, 2009, are entitled to vote at the Meeting.

4.
If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES		1
VOTING BY BENEFICIAL SHAREHOLDERS		2
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES		2
PARTICULARS OF MATTERS TO BE ACTED ON		3
1.	Election of Directors	3
2.	Appointment and Remuneration of Auditor	5
3.	Amendment of Directors’ Deferred Share Unit and Stock Plan	5
SECURITY BASED COMPENSATION ARRANGEMENTS		6
2003 Employee Stock Option Plan		6
Restricted Stock and Restricted Stock Unit Awards		7
(a)	Restricted Stock Awards	7
(b)	Restricted Stock Units	8
Director Stock Option Plan - 2003		8
EXECUTIVE COMPENSATION		10
1.	Statement of Executive Compensation	10
2.	Share Compensation Arrangements	11
3.	Employment Contracts	12
4.	Composition of the Compensation, Nominating, and Corporate Governance Committee and Report on Executive Compensation	12
5.	Performance Graph	14
6.	Compensation of Directors	14
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS		15
Indebtedness of Directors, Executive Officers, and Senior Officers		15
Directors’ and Officers’ Liability Insurance		16
AUDITOR INDEPENDENCE		16
AUDIT COMMITTEE INFORMATION		16
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		16
CORPORATE GOVERNANCE		17
Guidelines		17
Mandate of the Board of Directors		17
SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING		18
AVAILABILITY OF DOCUMENTS		18
GENERAL		18
SCHEDULE “A” - APPROVAL OF INCREASE IN NUMBER OF SHARES ISSUABLE UNDER DIRECTORS’ DEFERRED SHARE UNIT AND STOCK PLAN		19
SCHEDULE “B” - CORPORATE GOVERNANCE GUIDELINES		20
SCHEDULE “C” - AUDIT COMMITTEE CHARTER		27

- i -

MANAGEMENT PROXY CIRCULAR OF VASOGEN INC.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON
WEDNESDAY, MAY 27, 2009

SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF VASOGEN INC. (THE “COMPANY”) for use at the annual and special meeting of the shareholders of the Company (the “Meeting”) to be held at the offices of McCarthy Tétrault, LLP, Toronto Dominion Bank Tower, Suite 5300 on the fifty-third floor, Toronto Dominion Centre, 66 Wellington Street West, Toronto, Ontario M5K 1E6, for the purposes set out in the accompanying Notice of Meeting and at any adjournment(s) thereof.  Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to the Chief Financial Officer of the Company, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, in time for use at the Meeting. The addressed envelope that accompanies this Management Proxy Circular may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors, and employees of the Company may also solicit proxies by telephone, by facsimile, or in person. The cost of solicitation by Management will be nominal and will be borne by the Company.

The persons named in the accompanying form of proxy are officers and/or directors of the Company and shall represent Management at the Meeting. A shareholder desiring to appoint some other person (who need not be a shareholder of the Company) to represent the shareholder at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to either (a) the Secretary of the Company, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, before 5:00 p.m., one business day preceding the day of the Meeting or any adjournment(s) thereof or (b) the Chairman or the Secretary of the Meeting, prior to the beginning of the Meeting or any adjournment(s) thereof.

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the shares in respect of which they are appointed proxy holder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. In the absence of such instructions, such shares will be voted (i) for the election of the directors named in this Management Proxy Circular; (ii) for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration; and (iii)  for the resolution set forth in Schedule “A” to this Management Proxy Circular approving the amendments to the Directors’ Deferred Share Unit and Stock Plan (the “DSU Plan”) to increase the number of common shares issuable thereunder.   All resolutions proposed for consideration at the Meeting require a simple majority of votes cast at the Meeting for approval.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the accompanying Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority confirmed by such proxy with respect to such matters.

A proxy may be revoked by a shareholder by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at Toronto Dominion Bank Tower, Suite 5300, Toronto Dominion Centre, 66 Wellington Street West, Toronto, Ontario M5K 1E6, before 5:00 p.m., on the last business day preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used or (b) the Chairman or the Secretary of the Meeting, prior to the beginning of the Meeting or any adjournment(s) thereof. A proxy may also be revoked in any other manner permitted by law.

VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is important to the shareholders of the Company who do not hold their common shares in their own name.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees (“Intermediaries”) and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting instructions provided by their broker, agent, or nominee with this Management Proxy Circular and ensure that they communicate how they would like their shares voted in accordance with those instructions.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a “Service Company”). The Service Company typically supplies voting instruction forms, mails those forms to Beneficial Shareholders, and asks those Beneficial Shareholders to return the forms to the Service Company or to follow the alternative voting procedures detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A Beneficial Shareholder receiving a voting instruction form from the Service Company cannot use that form to vote shares directly at the Meeting. Instead, the Beneficial Shareholder must return the voting instruction form to the Service Company or follow the alternative voting procedures, as mentioned above, well in advance of the Meeting in order to ensure that such shares are voted. Alternatively, a Beneficial Shareholder may be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under “Solicitation of Proxies”.

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the common shares of the Company, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder’s (or such other person’s) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Beneficial Shareholders should carefully follow the instructions of their Intermediary and its service company, as applicable.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at April 20, 2009, there were issued and outstanding 22,519,737 common shares without nominal or par value, each carrying the right to one vote per share. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Company.  Each holder of issued and outstanding common shares of record as of the close of business on April 20, 2009 (the “record date”) will be given notice of the Meeting and will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the record date.

Unless otherwise indicated, all references in this document to common share numbers have, where necessary, been adjusted to reflect the share consolidation approved by the shareholders on April 3, 2007 and effected on April 17, 2007, which resulted in one post-consolidated common share for every ten pre-consolidated common shares.

PARTICULARS OF MATTERS TO BE ACTED ON

1.           Election of Directors

The Articles of the Company provide that the Board of Directors of the Company shall consist of a minimum of three and a maximum of eleven directors. The Board of Directors has fixed at five (5) the number of directors to be elected at the Meeting. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the five nominees whose names are set forth below.

All of the nominees are now members of the Board of Directors of the Company and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee, if any, at their discretion, unless the shareholder has specified in the form of proxy that such shareholder’s shares are to be withheld from voting on the election of directors.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, their place of residence, and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, other public company boards on which they serve, their periods of service as directors of the Company, the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as at April 10, 2009, and their attendance record at Vasogen Board of Directors’ meetings during the fiscal year 2008. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director’s office becomes vacant by reason of death or other cause.

Name and Position with the Company and Place of Residence(4)	Principal Occupation and Biography	Other Public Company Boards	Director Since
Common shares beneficially owned or controlled or directed(1)
Vasogen 2008 Board Meeting Attendance (including telephone meetings)(6)
Eldon R. Smith (5)((8) (9) Director and Chairman of the Board Senior Vice-President, Scientific Affairs Calgary, Alberta, Canada

Dr. Smith is professor emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the Division of Cardiology.  Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada.  Dr. Smith was appointed as an Officer of the Order of Canada in November 2005.

		Canadian Natural Resources Limited Aston Hill Financial Inc.	July 1998
7,131
8 of 9
David G. Elsley (2)(5)(10) Director Oakville, Ontario, Canada

Mr. Elsley is a consultant.  He was the President and Chief Executive Officer of Vasogen from 1994 through 2007. In that role, he was responsible for the scientific, clinical, and commercial development of Vasogen’s Celacade technology.  Mr. Elsley holds a Master of Business Administration from the Richard Ivey School of Business, University of Western Ontario.
		None	January 1991
111,297
8 of 9

Name and Position with the Company and Place of Residence(4)	Principal Occupation and Biography	Other Public Company Boards	Director Since
Common shares beneficially owned or controlled or directed(1)
Vasogen 2008 Board Meeting Attendance (including telephone meetings)(6)
Calvin R. Stiller(2)(3(5)(7) Director London, Ontario, Canada

Dr. Stiller is Professor Emeritus of the University of Western Ontario in the Departments of Medicine, Microbiology, and Immunology.  He is the co-founder of two healthcare funds including the Canadian Medical Discoveries Fund, where he served as Chairman and CEO.  Dr. Stiller was principal investigator of the Canadian multi-center study that established the importance of cyclosporine and led to its worldwide use as first-line therapy for transplant rejection.  Dr. Stiller was appointed as a Member of the Order of Canada in April 1994.

	None	January 2006
74,365
7 of 9
John C. Villforth(2)(3)(5) Director Gaithersburg, Maryland, U.S.A.

Rear Admiral Villforth is past-President and Executive Director of the Food and Drug Law Institute and the former Director of the FDA Center for Devices and Radiological Health.  He has almost three decades of experience as a commissioned officer in the U.S. Public Health Service in the Department of Health and Human Services.  Mr. Villforth retired from the public service sector with the rank of Assistant Surgeon General (Rear Admiral).
	None	March 2001
118,725
9 of 9
Chris Waddick President and Chief Executive Officer Georgetown, Ontario, Canada

Mr. Waddick is the President and Chief Executive Officer of the Company.  He has been an executive of Vasogen since 1997, in positions of increasing responsibility.  Mr. Waddick was previously the Chief Operating Officer of the Company and Executive Vice President and Chief Financial Officer. Prior to joining Vasogen, he held a series of financial and regulatory roles in the energy and automotive sectors. Mr. Waddick is a Certified Management Accountant and also holds an MBA.
	None	June 2007
48,026
9 of 9

Notes:
1.
The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by each director individually as at April 10, 2009, and includes deferred share units which are granted to directors in lieu of cash compensation.

2.	Member of the Audit Committee of the Board of Directors.
3.	Member of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.
4.	The Company does not have an executive committee of the Board of Directors.
5.	Member of the Special Committee of the Board with respect to the Company’s strategic review process.
6.	Committee meetings were held on an as-needed basis throughout the year and are not reflected in these numbers.
7.
On November 14, 2007, Dr. Stiller and a group of current and former officers and directors of NPS Pharmaceuticals, Inc. were named as defendants in a purported derivative action in Utah.  This action has been settled between the parties with court approval scheduled for May 2009.

8.
In May of 2002, the British Columbia Securities Commission and in July of 2002, the Alberta Securities Commission each issued cease trade orders for shares in BioMax Technologies Inc. for failure to file financial statements.  Dr. Smith was a Director and Vice Chairman of this Company at the time.   He subsequently resigned and subsequent to that date, the company was delisted for failure to file financial statements and the payment of penalties.  The company has not declared bankruptcy and continues as a solvent private company.

9.
Effective April 24, 2009, Dr. Eldon Smith succeeded Terrance H. Gregg as Chairman of the Board of Directors due to the retirement and resignation of Mr. Gregg.  Mr. Gregg’s retirement from our Board is due to the requirements of his role as President and CEO of DexCom, Inc. Dr. Smith is not considered an independent director.

10.
Mr. Elsley was appointed to fill a vacancy on the Audit Committee resulting from the retirement and resignation of Mr. Clarke effective December 31, 2008.  Mr. Elsley remained on the Audit Committee until April 14, 2009. Dr. Stiller replaced Mr. Elsley on the Audit Committee effective April 14, 2009. With the retirement and resignation of Mr. Gregg from the Board on April 24, 2009, Mr. Elsley was again appointed to fill the vacancy on the Audit Committee.

2.           Appointment and Remuneration of Auditor

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditor’s remuneration. KPMG LLP, Chartered Accountants, has been the auditor of the Company since 1994.

3.           Amendment of Directors’ Deferred Share Unit and Stock Plan

The Meeting has been called, in part, to consider, and if thought advisable, to increase the number of common shares issuable under the Deferred Share Unit (“DSU”) Plan by 575,000 from 625,000 to 1,200,000.

The Board of Directors has approved the amendments to the DSU Plan and under the terms of the DSU Plan, those amendments require shareholder approval.  The form of the proposed amendments has been pre-cleared by the Toronto Stock Exchange (“TSX”).

The DSU Plan, which was approved by the Company’s Board of Directors on January 28, 2004 and by the Company’s shareholders at the Annual and Special Meeting of Shareholders held in May 2004, and subsequently amended with shareholder approval on March 25, 2008, is intended to promote a greater alignment of interest between the Company’s directors and the shareholders of the C0nompany by providing an ongoing equity stake in the Company throughout an individual’s period of service as a director of the Company.

Under the terms of the DSU Plan, all non-employee members of the Company’s Board of Directors and if designated by the Board’s Compensation, Nominating, and Corporate Governance Committee, non-employee members of the Board of Directors of wholly-owned subsidiaries of the Company, will receive DSU’s, in lieu of the cash remuneration which would otherwise be payable to such directors.  The number of DSU’s to be credited to an eligible director will be determined by dividing the amount of cash remuneration otherwise payable to the director (whether in respect to annual retainers, attendance fees, or otherwise) by the fair market value of the Company’s common shares at the time of grant of the DSU’s.  A DSU is a bookkeeping entry credited to an account maintained for each eligible director having the same value as one common share of the Company, but which cannot be redeemed or paid-out until such time as the director ceases to be a director.  A DSU entitles the holder to receive, on a deferred payment basis, a common share or its cash equivalent.  Upon a person ceasing to be a director, such person will have up to 180 days to redeem his DSU’s.  The DSU’s redeemed will, at the election of the Company, be exchanged either for an equal number of common shares of the Company, or, if the Company so elects, the DSU’s will be exchanged for cash in an amount determined by multiplying the number of DSU’s to be exchanged by the fair market value of the Company’s common shares at the time of redemption.  The Company may also choose to redeem the DSU’s for a combination of cash and common shares.  For purposes of the DSU Plan, “fair market value” at any date will equal the weighted average trading price of the Company’s common shares on the TSX for the five business days on which the common shares traded preceding such date.

The maximum number of common shares issuable to insiders (as defined in the Securities Act (Ontario)), at any time, under all security based compensation arrangements, including the DSU Plan, cannot exceed 10% of the issued and outstanding securities of the Company.  The number of securities issued to insiders, within any one-year period, under all security based compensation arrangements, including the DSU Plan, cannot exceed 10% of the issued and outstanding securities of the Company.

The Company would have to pay directors' fees in cash if we do not have sufficient common shares reserved for issuance under the DSU plan or, if by issuing DSU’s the maximum number of common shares issuable to insiders would exceed 10% of the issued and outstanding securities of the Company.

At the time the DSU Plan was established, 25,000 common shares were authorized and reserved for issuance under the DSU Plan.   At the Annual and Special Meeting of the Shareholders held in April 2007, an additional 100,000 common shares were authorized and reserved for issuance and the DSU Plan was also amended to update the amending provisions applicable thereunder in order to address changes to the rules imposed by the TSX.  At the Annual and Special Meeting of the Shareholders held in March 2008, an additional 500,000 common shares were authorized and reserved for issuance.  As at April 10, 2009, 625,000 Common Shares were reserved for issuance under the DSU Plan representing less than 3% of the number of common shares of the Company currently outstanding. As at April 10, 2009, 383,852 DSU’s are issued and outstanding under the DSU Plan and 131,611 DSU’s have been exercised.

If the DSU Amendments are approved by shareholders, a total of 1,200,000 Common Shares representing approximately 5.3% of the issued and outstanding common shares of the Company (as at April 10, 2009) will be available for issuance under the DSU Plan.

The DSU Plan includes provisions usual to these types of plans to provide for appropriate adjustments to be made to the number of DSU’s upon the occurrence of certain events, such as a stock dividend, stock split, stock consolidation, combination, reclassification or exchange of shares, including without limitation, by way of arrangement, amalgamation, merger, spin-off or other distribution.   The rights respecting the DSU’s are not transferable or assignable other than by will or by the laws of descent and distribution.

The DSU Plan's amending procedures provide that shareholder approval is not required to implement any amendments to the DSU Plan, save and except for amendments related to (i) the maximum number of Common Shares reserved for issuance under the DSU Plan (and under any other share compensation arrangements of the Corporation); (ii) a change in the method of calculation of the number of shares issuable upon redemption of deferred share units held by directors; (iii) an extension to the term for redemption of deferred share units; and (iv) any increase in the 10% limits on grants to insiders under all securities based compensation arrangements.  In other words, other than these four prescribed items, any other amendment can be made by the Board of Directors without shareholder approval.

A copy of the DSU Plan is available upon request in writing to the Chief Financial Officer of the Company, at 4 Robert Speck Parkway, Mississauga, Ontario, L4Z 1S1.

SECURITY BASED COMPENSATION ARRANGEMENTS

In addition to the DSU Plan, the Company also has the following security based compensation arrangements: (i) the 2003 Employee Stock Option Plan; and (ii) the Director Stock Option Plan - 2003.  The material features of each plan are summarized below.

2003 Employee Stock Option Plan

The 2003 Employee Stock Option Plan (the “2003 Plan”) was approved by the Board of Directors on March 15, 2003.  It was approved by the shareholders of the Company at the Annual and Special Meeting of Shareholders held on May 7, 2003.  200,000 common shares were initially reserved for issuance under the 2003 Plan.  Upon approval by the shareholders in 2003, the 2003 Plan replaced the Company’s previous stock option plan (the “Previous Plan”), and no new options have been granted under the Previous Plan since May 2003.  At the March 2005 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased to 500,000.  At the March 2006 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased to 800,000.  At the April 2007 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Plan was increased to 1,800,000.  At the 2007 Annual and Special Meeting of Shareholders, the 2003 Plan was also amended to provide for the issuance of restricted stock awards and restricted stock units and to update the amending provisions applicable thereunder in order to address changes to the rules imposed by the TSX.  At the 2008 Annual and Special Meeting of Shareholders, the 2003 Plan was amended to (i) set the number of share options available for issuance under the terms of the 2003 Plan at 12% of the issued and outstanding common shares of the Company; and (ii) provide that any exercises of options (including previous exercises) would make new grants available under the 2003 Plan resulting in the reloading of the 2003 Plan.  Pursuant to the TSX policies, the 2003 Plan has to be ratified by shareholders every three years.

The objectives of the Company’s compensation policies and programs are to motivate and reward officers, other employees, and consultants upon the achievement of significant corporate and functional objectives, to recruit and retain employees of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies across Canada and the United States, and to align employee interests with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.  The 2003 Plan is an integral part of achieving these objectives as it provides eligible participants, namely officers, employees, and consultants of the Company and its subsidiaries, with the opportunity to participate in the growth and development of the Company.

The 2003 Plan’s amending procedures provide that shareholder approval is not required to implement any amendments to the 2003 Plan, save and except for amendments related to (i) the maximum number of Common Shares reserved for issuance under the 2003 Plan (and under any other share compensation arrangements of the Corporation); (ii) a reduction in the exercise price for options held by insiders; (iii) an extension to the term of options held by insiders; and (iv) an increase in the 10% limits on grants to insiders set out in the 2003 Plan.  In addition, the Board may not (with or without shareholder approval) amend the 2003 Plan to provide that the exercise price of an option may be less than the closing sale price of the Common Shares on TSX on the last trading day prior to the grant of such option.  In other words, other than these prescribed items, any other amendment can be made by the Board of Directors without shareholder approval.

The 2,702,368 shares that are currently authorized for issuance under the 2003 Plan represent 12% of the common shares issued and outstanding as at April 10, 2009.  Of the share options authorized for issuance under the 2003 Plan and the Previous Plan, a total of  810,853 have been issued, representing 3.6% of the shares issued and outstanding as of April 10, 2009.  As of April 10, 2009 no options have been exercised under the 2003 Plan.

Individuals who are eligible to participate in the 2003 Plan are employees, officers, consultants, and members of the Scientific Advisory Board (“SAB”) of the Company (collectively “participants”).  Directors who are also officers or employees of the Company are eligible participants.  Eligible employee and officer participants have the opportunity to be granted options on an annual basis, through the achievement of both key corporate and individual objectives.

Restricted Stock and Restricted Stock Unit Awards

In order further to meet the objectives of the Company’s compensation programs aimed at maintaining its ability to recruit and retain high caliber employees as the Company pursues its strategic objectives, the 2003 Plan also provides for the issuance of restricted stock awards and restricted stock units.   The restricted stock awards and restricted stock units are subject to the limits on the number of common shares issuable under the 2003 Plan described above.  As of April 10, 2009, no restricted stock unit awards are issued and outstanding.

Restricted stock awards and restricted stock units provide a further means whereby eligible plan participants, as described above, can acquire and maintain common share ownership, or be paid incentive compensation measured by reference to the value of the common shares of the Company through restricted stock and restricted stock units, thereby strengthening their commitment to the welfare of the Company and promoting an identity of interest between shareholders and these persons.  Awards of restricted stock and restricted stock units are subject, together with options, to the limits of the number of common shares reserved for issuance to insiders described below under “Information Applicable to Both the 2003 Plan and the 2003 Director Plan” (the “Plans”).

(a)	Restricted Stock Awards

The Board is entitled to set the terms of a restricted stock award at the time of grant and will describe these terms in a restricted stock award agreement.  A restricted stock award is a grant of common shares of the Company.  Each common share granted under the restricted stock award (referred to as a restricted share) is subject to the restrictions described below until the date on which that share vests.  The period before the date on which a restricted share vests is called the restricted period.

During the restricted period, the participant generally will not be permitted to sell, transfer, pledge, assign, encumber or otherwise dispose of restricted shares.  The specific restrictions (such as the schedule on which the shares vest and cease to be restricted shares) applicable to the restricted shares will be set forth in the restricted stock award agreement.

While restricted, the shares will be registered in the name of the participant.  The Board decides whether the restricted shares will be delivered to the participant or held in escrow until the end of the applicable restricted period.  The restricted stock award agreement will specify whether the shares will be held in escrow or not.  Typically, restricted shares are held in escrow until the restricted period is over.

The restricted stock award agreement will also specify whether the participant will be entitled to voting rights during the restricted period.  Typically, a participant will have voting rights with respect to a restricted share during the restricted period.

The Board determines the restricted period for the restricted shares subject to the restricted stock award, which will be shown in a vesting schedule in the restricted stock award agreement.  If the participant vests in a restricted share, the restrictions will no longer apply to that share, and, if the share is being held in escrow by the Company, the participant will receive a stock certificate for the share (or, if the participant already received a stock certificate for the share, the participant will be issued a replacement certificate which will not have a restricted legend).  When the restricted period has lapsed with respect to a restricted share, the participant is generally free to sell or otherwise transfer that share subject to applicable securities laws.  The restricted stock award agreement may provide that the restricted shares will vest and no longer be restricted based on (i) providing service to the Company for a certain period of time, (ii) performance criteria specified by the Board, or (iii) a combination of service and performance criteria.

If service with the Company terminates before the end of the restricted period, any restricted shares that have not vested will be forfeited, unless the terms of the restricted stock award agreement specifically provide otherwise.

If the specified performance criteria are not achieved within the established time frame, any restricted shares that have not vested will be forfeited, unless the terms of the restricted stock award agreement also provide for service-based vesting, catch-up vesting or otherwise specifically alter this treatment.

(b)	Restricted Stock Units

The Board is entitled to set the terms of the restricted stock unit award at the time of grant and will describe these terms in a restricted stock unit award agreement.

A restricted stock unit is a hypothetical investment with a value equal to the fair market value of one common share of the Company.  Upon vesting, a restricted stock unit gives the participant the right to receive either a common share of the Company or, in the discretion of the Board and if permitted in the restricted stock unit award agreement, the cash equivalent of a common share of the Company.  The period before vesting of a restricted stock unit is called the restricted period.  If service with the Company terminates before the end of the restricted period, any restricted stock units that have not vested will expire, unless the terms of the restricted stock unit agreement specifically provide otherwise.  At the end of the restricted period (and assuming that the participant is not receiving cash instead), a common share will be registered in the name of the participant and delivered to such participant for each restricted stock unit that becomes vested.  At that time, the participant will have all the rights of a shareholder with respect to the shares delivered, including the right to vote the shares.

The restricted stock unit agreement will specify whether, and when, the participant will be entitled to receive dividend equivalents with respect to restricted stock units.  A dividend equivalent is a payment, in cash or stock, equal to the value of the cash or stock dividend declared by the Company with respect to all common shares.  Restricted stock units will not be assignable by the participant without the consent of the Company.

Director Stock Option Plan - 2003

The Director Stock Option Plan - 2003 (the “2003 Director Plan”) was approved by shareholders of the Company at the Annual and Special Meeting of Shareholders held on May 7, 2003.  25,000 options were originally authorized for issuance under the 2003 Director Plan.  At the March 2006 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Director Plan was increased to 50,000.  At the 2008 Annual and Special Meeting of Shareholders, the number of options authorized for issuance under the 2003 Director Plan was increased by 250,000, from 50,000 to 300,000.

The 2003 Director Plan provides directors with an opportunity to participate in the growth and development of the Company by encouraging directors to purchase and continue to hold shares of the Company.  As described below, the 2003 Director Plan strictly limits the Board’s discretion with respect to the number of options to be granted under such plan, the frequency of option grants, and the timing thereof.  Future option grants to directors will also be dependent upon continued share ownership.

Eligibility under the 2003 Director Plan is limited to directors of the Company who are not, other than the Chairman, also executive officers of the Company.  Options will be granted once yearly.  The maximum number of common shares issuable pursuant to any single grant of options under the 2003 Director Plan is, for the Chairman, equal to the lesser of (i) 25,000 common shares and (ii) the number of common shares of the Company owned at the date of the option grant by the Chairman or by a company in which the Chairman holds an executive position.  For all other non-employee directors, the maximum number of common shares purchasable pursuant to any single grant of options under the 2003 Director Plan shall be equal to the lesser of (i) 15,000 common shares and (ii) the number of common shares owned at the date of the option grant by the eligible director or by a company in which the director holds an executive position.  If an option holder ceases to be a director of the Company, then such director’s options will expire within one year thereafter.

The 2003 Director Plan’s amending procedures provide that shareholder approval is not required to implement any amendments to the 2003 Director Plan, save and except for amendments related to (i) the maximum number of Common Shares reserved for issuance under the 2003 Director Plan (and under any other share compensation arrangements of the Corporation); (ii) a reduction in the exercise price for options held by insiders; (iii) an extension to the term of options held by insiders; and (iv) an increase in the 10% limits on grants to insiders set out in the 2003 Director Plan.  In addition, the Board may not (with or without shareholder approval) amend the 2003 Director Plan to provide that the exercise price of an option may be less than the closing sale price of the Common Shares on TSX on the last trading day prior to the grant of such option.  In other words, other than these prescribed items, any other amendment can be made by the Board of Directors without shareholder approval.

The Company currently has options authorized under the 2003 Director Plan to purchase a maximum of 300,000 shares, representing 1.3% of the shares issued and outstanding as of April 10, 2009.  Of the 300,000 share options authorized for issuance to directors under the 2003 Director Plan, a total of 97,500 have been issued.  As of April 10, 2009, no options have been exercised pursuant to the 2003 Director Plan.

Information Applicable to Both the 2003 Plan and the 2003 Director Plan (the Plans”)

An option may not be granted to an “insider” (as such is defined by the rules of the TSX) of the Company if such option, together with any other options previously granted by the Company (collectively, “Share Compensation Arrangements”) could result in (i) the number of common shares reserved for issuance to insiders collectively exceeding 10% of the number of common shares then issued and outstanding, less the number of common shares issued pursuant to Share Compensation Arrangements within the previous 12 months (the “Outstanding Issue”); (ii) the issuance to insiders, collectively, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 10% of the Outstanding Issue; or (iii) the issuance to any one insider and such insider’s associates, within the 12 months immediately preceding or 12 months immediately following the date of grant of such option, of a number of common shares exceeding 5% of the Outstanding Issue.

The number of common shares reserved for issuance under the Plans at any time to any one person shall not exceed 5% of the number of common shares then issued and outstanding.

The Board of Directors is responsible for granting of options under the Plans, and does so upon the recommendation of the Compensation, Nominating, and Corporate Governance Committee of the Board of Directors.  Under the terms of the Plans, the exercise price for the options is fixed by the Board of Directors.  For shares listed on the TSX, the exercise price of the options shall not be less than the closing sale price of the shares on the TSX on the last trading day prior to the grant of the option.  If there is no closing price for the shares of the Company on the last trading day prior to the grant of the option, then the exercise price shall not be less than the simple average of the closing bid and ask prices on the TSX on the last trading day prior to the grant of the option.  The vesting terms of the options are determined by the Board of Directors.  The period for exercising an option shall not exceed ten years beyond the date of grant of the option.

In the event that a participant ceases to be an officer, employee, or consultant of the Company due to reason of resignation or by reason of discharge for cause, then the options shall terminate and cease to be exercisable on the earliest to occur of (a) the effective date upon which the person ceased to be an officer, employee or consultant and (b) the date that notice of dismissal is provided to the person.  In the event that a participant ceases to be an officer or an employee of the Company on his or her normal retirement date, then the participant shall be entitled to exercise the options for 180 days following cessation of employment, but the 180-day period does not otherwise extend the date of expiry provided in the original grant of the options.  In the event that a participant who is a member of the SAB ceases to be a member of the SAB for any reason, then the participant shall be entitled to exercise the options for a period of one year, but the one-year period does not otherwise extend the date of expiry provided in the original grant of the options.  In the event that a director ceases to be a director for any reason, then the optionee shall be entitled to exercise the options for a period of one year, but the one-year period does not otherwise extend the date of expiry provided in the original grant of the options.  The options granted under the Plans are not assignable, except in certain circumstances relating to the death or disability of an eligible optionee.  The Plans do not provide for financial assistance to participants to facilitate the purchase of securities.

The Plans include provisions typical of these types of plans for adjustments to be made to the type, number and/or price of securities subject to option upon the occurrence of certain events, such as the subdivision, consolidation, reclassification, conversion, or substitution of the Company’s common shares; payment of a stock dividend; or the amalgamation of the Company.

A copy of the Plans and/or the Previous Plan is available upon request in writing to the Chief Financial Officer of Vasogen Inc., at 4 Robert Speck Parkway, Mississauga, Ontario, L4Z 1S1.

EXECUTIVE COMPENSATION

1.          Statement of Executive Compensation

The following table sets forth all compensation for the periods indicated in respect of the individuals who were the Chief Executive Officer of the Company or the Chief Financial Officer of the Company at any time during 2008.  As at November 30, 2008, the Company only had one other person who would qualify as a Named Executive Officer; therefore, we have also included two other individuals who would have been, as at November 30, 2008, the other most highly compensated named executive officers had they not ceased to be executive officers prior to the Company’s fiscal year end.

2008 Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation (1) ($)	Securities Under Options/ SARs(2) Granted (#)	Shares Or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- Sation ($)
Chris Waddick (3) (President & CEO)	2008 2007 2006	330,000 302,222 280,000	82,500 165,000 85,050	45,000 (4) 45,000 (4) 45,000(4)	152,308 200,000 39,266	- - -	- - -	- - -
Graham Neil(5) (VP of Finance & CFO)	2008 2007 2006	155,000 139,765 122,834	31,000 58,125 18,288	- - -	44,712 0 10,487	- - -	- - -	- - -
Eldon Smith (Senior VP, Scientific Affairs)	2008 2007 2006	157,800 226,500 226,500	31,500 90,600 54,360	- - -	69,692 10,000 20,996	- - -	- - -	- - -
Anne Goodbody (6) (formerly VP, Drug Development)	2008 2007 2006	62,566 162,709 158,306	0 61,278 41,444	- - -	47,137 0 18,944	- - -	- - -	188,126(8) - -
Susan Langlois (7) (formerly VP, Regulatory Affairs & Quality Assurance)	2008 2007 2006	85,040 179,320 169,833	0 70,300 44,750	- - -	54,077 0 19,225	- - -	- - -	252,370(8) - -
Notes:
1.	Except as otherwise stated, perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the above-named officers.
2.	To date, no stock appreciation rights (“SARs”) have been granted.

3.	Mr. Waddick became the CEO on June 20, 2007. Mr. Waddick was previously the Chief Operating Officer of the Company and Executive Vice President and Chief Financial Officer of the Company.
4.	Other annual compensation was provided to Mr. Waddick in connection with a Company-required relocation, net of applicable taxes.
5.	Mr. Neil became the Vice President of Finance and CFO on July 10, 2007.
6.	Anne Goodbody ceased to be a Named Executive Officer of the Company effective April 16, 2008.
7.	Susan Langlois ceased to be a Named Executive Officer of the Company effective May 16, 2008.
8.	Relates to payments made pursuant to employment agreements upon cessation of employment.

2.           Share Compensation Arrangements

Options/SARs Granted to or Exercised by Named Executive Officers During the Most Recently Completed Financial Year

Details of options granted to the Named Executive Officers during the financial year ended November 30, 2008, are shown in the table set out below. During the financial year ended November 30, 2008, no options were repriced.  During the financial year ended November 30, 2008, no stock appreciation rights (“SARs”) were granted to Named Executive Officers and, as at November 30, 2008, no SARs were outstanding.

Name	Securities Under Options/ SARs Granted (#) (1)	% of Total Options/ SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security)	Expiration Date
Chris Waddick	152,308	14.4	$1.92	$1.92	February 15, 2018
Graham Neil	44,712	4.2	$1.92	$1.92	February 15, 2018
Eldon Smith	69,692	6.6	$1.92	$1.92	February 15, 2018
Anne Goodbody	47,137	4.5	$1.92	$1.92	October 13, 2008
Susan Langlois	54,077	5.1	$1.92	$1.92	November 12, 2008

Details of options exercised by the Named Executive Officers of the Company during the financial year ended November 30, 2008, and the number and value of unexercised options as at November 30, 2008, are shown in the table set out below.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(1)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money Options/SARs at FY-End(2) ($) Exercisable/Unexercisable ($)
Chris Waddick	-	-	128,733/286,458	nil/nil
Graham Neil	-	-	10,915/47,763	nil/nil
Eldon Smith	-	-	21,417/83,367	nil/nil
Anne Goodbody	-	-	-/-	-/-
Susan Langlois	-	-	-/-	-/-

Notes:
(1)    Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.
(2)    The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of common shares on the TSX at November 30, 2008 ($0.12), multiplied by the number of shares under option. The options have not been and may never be exercised and actual gains, if any, upon exercise will depend upon the value of the common shares on the date of exercise. There can be no assurance that these values will be realized.

3.           Employment Contracts

The Company entered into an employment agreement with Chris Waddick as of June 20, 2007. Pursuant to this agreement, Mr. Waddick served the Company as its President and CEO. The agreement provided for an annual reviewable remuneration of $330,000.  The agreement was terminable at the option of the Company; however, if the agreement was terminated other than for cause, Mr. Waddick was entitled to a lump-sum payment equal to two years’ cash compensation, and any options then outstanding would immediately vest and remain in full force and effect until their expiry. The agreement contained standard non-competition and non-solicitation provisions.  The agreement also contained change-of-control provisions resulting in the triggering of the standard severance provisions of the agreement in the event that a change-of-control transaction took place.  The employment agreement with Christopher Waddick was terminated effective February 28, 2009, which resulted in a termination payment being made in 2009 in the amount of $1.0 million.  The Company subsequently entered into a consulting agreement to retain the services of Mr. Waddick as the Company’s President and CEO at a significantly reduced compensation.  This agreement provides for a base monthly retainer of $15,650 and is terminable at the option of the Company.

The Company entered into an employment agreement with Graham Neil as of July 10, 2007. Pursuant to this agreement, Mr. Neil serves the Company as its Vice President of Finance and Chief Financial Officer. The agreement provides for an annual reviewable remuneration of $155,000.  This agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Neil is entitled to a lump-sum payment equal to 6 months’ cash compensation plus one month for each year of service to a maximum of 12 months.  The agreement contains standard non-competition and non-solicitation provisions. The agreement also contains certain provisions, including change-of-control provisions, resulting in the triggering of the severance provisions of the agreement in the event that a change-of-control transaction or other defined event takes place.

The Company entered into an agreement with Eldon R. Smith & Associates Ltd. as of June 1, 2008. Pursuant to this agreement, Eldon R. Smith & Associates Ltd. provides the services of Eldon Smith as the Company’s Senior Vice President, Scientific Affairs. The agreement provides for an annual remuneration of $90,000.   This agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Eldon R. Smith & Associates Ltd. is entitled to a lump-sum payment equal to 12 months of his annual remuneration.  If the agreement is terminated prior to June 1, 2009, Eldon R. Smith & Associates Ltd. is entitled to a lump sum payment of $225,000.

The Company entered into an employment agreement with Dr. Anne Goodbody as of April 28, 2003. Pursuant to this agreement, Dr. Goodbody served the Company as its Vice President of Drug Development. The agreement provided for an annual reviewable remuneration of $165,617.

The Company entered into an employment agreement with Susan Langlois as of November 10, 2005. Pursuant to this agreement, Ms. Langlois served the Company as its Vice President, Regulatory Affairs and Quality Assurance. The agreement provided for an annual reviewable remuneration of $185,000.

The agreements with Dr. Goodbody and Ms. Langlois were terminable at the option of the Company; however, if the agreements were to be terminated other than for cause, the employee would be entitled to a lump-sum payment equal to six months’ cash compensation plus one month for each year of service to a maximum of 12 months.  These payments were made in 2008 when the employment relationships were terminated.  Each agreement contained standard non-competition and non-solicitation provisions.

There are no amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement, or similar benefits.

4.	Composition of the Compensation, Nominating, and Corporate Governance Committee and Report on Executive Compensation

The Compensation, Nominating, and Corporate Governance Committee of the Board of Directors (the “Committee”) is charged with the responsibility of reviewing the Company’s compensation policies and practices, compensation of officers (including the CEO), succession planning, and corporate governance practices. As appropriate, recommendations regarding these issues are made to the Board of Directors (the “Board”).   The Board did not reject or modify in any material way any of the recommendations of the Committee during the financial year ended November 30, 2008. In Fiscal 2008, the Committee consisted of John Villforth, Terrance Gregg, and Calvin Stiller, each of whom was an independent and unrelated director.  Since the retirement and resignation of Mr. Gregg, the Committee now consists of John Villforth and Calvin Stiller, both of whom are independent directors.  The CEO does not participate in voting on his compensation.

The objectives of the Company’s compensation policies and programs for executive officers are to:

        (a)    motivate and reward executive officers for the achievement of corporate and functional objectives;
        (b)    recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies; and
        (c)    align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

The Committee endeavors to position its executive compensation near the mean of the range of compensation levels for comparable companies. The comparative companies have historically been other Canadian biotechnology companies at a similar stage of development. Independent surveys are also used to provide compensation data for comparable knowledge, skills, and expertise. The Company’s compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus, long-term incentive compensation in the form of stock options, and other customary employment benefits. The relative emphasis of the three main components of the annual compensation of executives was approximately 50% base salary, 20% annual bonus, and 30% stock options.   The Company does not have a pension plan.

Total compensation of executive officers of the Company was previously reviewed on an annual basis.

Base Salary

In determining base salary for each executive officer, the Committee considers the executive’s experience and position within the Company. The Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of the CEO or, in the case of the CEO, the recommendation of the Chairman of the Committee.

Annual Bonus

Prior to the beginning of each fiscal year, the Board approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses.  Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership, and the development of individuals responsible to the applicable officer. The CEO’s annual bonus is weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 75% on the achievement of corporate objectives and 25% on the achievement of individual objectives.  For 2008, the Company received from the Board an assessment of 50% on the achievement of corporate objectives. For 2008, the maximum bonus percentage payable to executive officers ranges from 40% to 50%.  In order to calculate the bonus payable, the individual’s weighted average performance assessment is multiplied by the applicable bonus percentage and by the individual’s base salary.

Stock Options

In reviewing option grants, the Committee gives consideration to the number and terms of options already held by an individual. Stock options may be awarded to executive officers at the commencement of their employment, annually on meeting corporate and individual objectives, and from time to time by the Committee based on regular assessments of the compensation levels of comparable companies. An executive officer may earn an annual option grant on a basis similar to that described above under “Annual Bonus,” with similar weightings applied to the achievement of corporate objectives and individual objectives.

CEO’s Compensation

The compensation of the CEO is determined in accordance with the considerations described above for the compensation of the executive officers of the Company.  In 2007, the Committee retained Mercer LLC, an independent firm to conduct a benchmarking analysis regarding CEO compensation, and the findings and recommendations from that analysis were provided to the Committee.  The Company continued to rely on this report for fiscal 2008.

Presented by the Compensation, Nominating, and Corporate Governance Committee as of April 27, 2009:

John C. Villforth
Calvin R. Stiller

5.	Performance Graph

The following graph compares the cumulative shareholder return of the common shares of the Company since November 30, 2003 with the cumulative total return of the S&P/TSX Composite Total Return Index and of the NASDAQ Biotechnology Index1, 2.  The graph is adjusted to reflect the 10:1 stock consolidation effected on April 17, 2007.

	2003	2004	2005	2006	2007	2008
Vasogen Inc.	100	79	36	6	2	2
S&P/TSX Composite Index	100	115	138	162	174	118
NASDAQ Biotechnology Index	100	103	113	118	125	97

6.           Compensation of Directors

During 2008, directors of Vasogen who were not full-time employees of Vasogen received an annual retainer of $30,000.  In addition, a fee of $1,500 was paid for each board or board committee meeting attended in person, or $1,000 if the director participated by conference call. The Board also holds regular update calls with management.   From time to time these calls have formal agendas and, if so, a fee of $500 is paid.  The Chairman of the Board and the chairpersons of the Audit Committee and of the Compensation, Nominating, and Corporate Governance Committee each received an additional annual retainer in the amount of $15,000, $15,000, and $10,000, respectively.  The annual retainer and applicable meeting fees are all paid in deferred share units. The Company would have to pay directors’ fees in cash if we do not have sufficient common shares reserved for issuance under the DSU plan or, if by issuing DSU’s the maximum number of common shares issuable to insiders would exceed 10% of the issued and outstanding securities of the Company.  Directors are also entitled to be reimbursed for their reasonable and documented out-of-pocket expenses incurred on the business of Vasogen.

1 On December 17, 2003, the common shares of the Company discontinued trading on the American Stock Exchange and commenced trading on the NASDAQ Global Market (formerly the NASDAQ National Market).  As of February 9, 2007, the Company transferred the listing of its shares from the NASDAQ Global Market to the NASDAQ Capital Market.

2 Assumes $100 invested in each of the Company’s common shares, the S&P/TSX Composite Total Return Index (formerly the TSE 300 Composite Index) and the NASDAQ Biotechnology Index on November 30, 2003.

Effective January 1, 2004, the Company established a plan to grant deferred share units ("DSU’s") to its non-management directors.  On March 25, 2008, the Company's shareholders approved an increase in the maximum number of common shares issuable under the DSU plan to 625,000.  Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSU’s which is equivalent in value to the remuneration deferred.  A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange.  Upon termination of board service, the director will be able to redeem DSU’s based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During fiscal 2008, the Company issued a total of 346,852 DSU’s to directors in respect of aggregate fees of $0.2 million.

Directors of the Company are also eligible to be granted stock options.  During fiscal 2008, non-management directors of the Company, other than the Chairman of the Board, were awarded options to acquire 15,000 common shares of the Company each, and the Chairman of the Board was awarded options to acquire 25,000 common shares of the Company. During 2008, options to acquire 85,000 common shares of the Company were granted to non-management directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information regarding securities authorized for issuance under the Company’s equity compensation plans is provided below, as of November 30, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding all securities reflected in column (a)) (c)
Equity compensation plans approved by security holders
Directors Deferred Share Unit and Stock Plan(1) (2)	390,705	0.12	197,703
2003 Employee Stock Option Plan	870,200	11.22	1,832,168
2003 Director Stock Option Plan	105,500	6.58	194,500
Share Option Plan (3)	32,950	37.74	Nil
Equity compensation plans not approved by security holders	Not applicable	Not applicable	Not applicable
TOTAL	1,399,355	8.40	2,224,371

Notes:
(1)	Deferred Share Units, when redeemed by a director on termination of service, are valued at the weighted average trading price of the common shares on the TSX for the five preceding business days.
(2)	This tabulation does not include the 575,000 options proposed to be added to the DSU Plan.
(3)	The Share Option Plan (the “Previous Plan”) was replaced by the 2003 Plan.

Indebtedness of Directors, Executive Officers, and Senior Officers

It is the policy of the Company not to make loans to directors and officers, or any associate of any such director or officer.   Since the beginning of the Company’s last financial year, no present or former director or officer, or any associate of such director or officer is currently or has been indebted to the Company.

Directors’ and Officers’ Liability Insurance

The Company maintains liability insurance for its directors and officers acting in their respective capacities. The premium payable by the Company in respect of such insurance was US$136,333 to extend coverage until April 1, 2009, and US$240,000 for two-year period effective April 1, 2009 to April 1, 2011, with a built-in automatic six-year run-off. The total amount of insurance purchased for the directors and officers as a group is US$20 million, subject to a deductible amount of up to US$250,000 and US$500,000 for securities claims. The policy contains standard industry exclusions, and no claims have been made thereunder to date.

AUDITOR INDEPENDENCE

Our auditor is KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Toronto, Ontario M2P 2H3.  KPMG LLP has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

KPMG provides tax and audit-related services to the Company and its subsidiaries. Our Audit Committee has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2007 and 2008 were:

	2007	2008

Audit Fees(1)	$504,665	$281,782
Audit-Related Fees(2)	$75,000	$0
Tax Fees(3)	$133,510	$85,800
All Other Fees	$0	$0
Total Fees	$713,175	$367,582

(1)
Audit fees consist of fees related to the audit of the Company’s consolidated financial statements, reviews of quarterly interim financial statements and auditor involvement with prospectuses and a financing completed during 2008.

(2)	Audit-related Fees related to advice and documentation assistance with respect to internal controls over financial reporting
(3)	Tax fees consist of fees for tax consultation and tax compliance services for Vasogen Inc., Vasogen Ireland Limited, and Vasogen Corp.

AUDIT COMMITTEE INFORMATION

Reference is made to the Annual Information Form of the Company for the year ended November 30, 2008, for disclosure of information relating to the Audit Committee.  A copy of this document can be found on SEDAR at www.sedar.com or by contacting the Chief Financial Officer of the Company at 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, L4Z 1S1 telephone (905) 817-2000.  A copy of the Charter of the Audit Committee is attached to this management information circular as Schedule C.  The Chairman of the Audit Committee retired and resigned from our Board effective December 31, 2008.  The Board subsequently determined that based on the current needs of the Company, the Audit Committee charter be read and the Audit Committee operate in such a manner that no Chair of the Audit Committee be appointed and that any matter that would be dealt with by the Audit Committee Chair will be circulated to and discussed by the entire Committee.  At each Audit Committee meeting, one of the Committee members is chosen to assume the role of Chair for that meeting.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As of April 10, 2009, there are no material interests, direct or indirect, of directors, officers, or any shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding common shares, or any known associates or affiliates of such persons, in any transaction since our most recently completed year or in any proposed transaction that has materially affected or would materially affect the Company.

CORPORATE GOVERNANCE

Guidelines

“Corporate Governance” is the process and structure used to direct and manage the business and affairs of the Company to achieve the shareholders’ objectives.  The shareholders elect the Directors who in turn are responsible for overseeing all aspects of the operations of the Company, appointing management, and ensuring that the business is managed properly taking into account the interests of the shareholders and other stakeholders, such as employees and patients.

The Board, through the Compensation, Nominating, and Corporate Governance Committee, monitors changes with respect to corporate governance practices and regulatory requirements.  Under National Policy 58-201, National Instrument 58-101, and Multilateral Instrument 52-110 of the Canadian Securities Administrators, the Company is required to disclose information relating to its corporate governance practices.  The Company’s disclosure is set out in Schedule B to this Management Proxy Circular and under “Audit Committee Information”.

Mandate of the Board of Directors

The Company’s Board of Directors has adopted a formal mandate outlining its responsibilities.  The text of the Board’s mandate is reproduced below, and can also be found on the Company’s web site.

Vasogen’s Board of Directors (the “Board”) is responsible for the stewardship of the Company and for supervising the management of the business and affairs of the Company.  As part of this overall responsibility, the Board handles the following matters:

•	Succession planning, including appointing, developing, and monitoring senior management and the CEO;

•
Adopting a strategic planning process and approving and reviewing, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company;

•	Identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage those risks;

•	Establishing communication policies for the Company, which should:

-	address how the Company interacts with analysts, investors, other key stakeholders, and the public;

-	contain measures with respect to the Company’s compliance, its continuous and timely disclosure obligations, and the avoidance of selective disclosure; and

-	be reviewed at least annually.

•	Ensuring the integrity of the Company’s internal control and management information systems;

•	Ensuring the integrity of the CEO and the other executive officers, and ensuring that there is a culture of integrity throughout the organization;

•	Establishing what business transactions and expenditures require the prior approval of the Board;

•	Establishing specific and effective measures in the Company for receiving shareholder feedback;

•	On an annual basis, communicating to management the Board’s expectations of it;

•	Establishing a committee composed solely of non-Management directors with the responsibility to assess directors on an ongoing basis and propose new Board nominees;

•	Establishing an orientation and education program for all new directors and a continuing education program for all directors;

•	Developing the Company’s approach to corporate governance and monitoring compliance with relevant regulatory guidelines;

•	Together with the CEO, developing position descriptions for the Board and the CEO, including the limits to Management’s responsibilities;

•	Reviewing and approving the corporate objectives that the CEO is responsible for meeting, and assessing the CEO against these objectives;

•	Establishing procedures to ensure that the Board functions independently of management;

•	Regularly assessing its own effectiveness and contribution, as well as the effectiveness and contribution of each Board committee and each individual director;

•	Appointing an Audit Committee composed solely of unrelated and independent directors, each of whom is “financially literate” and one of whom has “accounting or related financial experience”;

•	Adopting definitions for “financially literate” and “accounting or related financial experience”;

•	Reviewing and assessing the adequacy of the charter for the Audit Committee, as well as the charters for other established committees, at least annually;

•
Establishing a system whereby an individual director can engage an external advisor at the expense of the Company in appropriate circumstances, subject to the approval of an appropriate committee of the Board; and

•	Conducting regular meetings independent of management.

Members of the Board are expected to review available meeting materials in advance, to attend all regularly scheduled Board meetings, and Committee meetings of which they are a member, whenever possible, and to devote the necessary time and attention to effectively carry out their responsibilities as directors.

The Board encourages feedback from security holders of the Company.  If you wish to communicate directly with the independent members of the Board, please do so in writing by mailing your correspondence, clearly marked as “Shareholder Correspondence” to Chairman of the Board, c/o Vasogen Inc., 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, Canada L4Z 1S1.

SHAREHOLDER PROPOSALS FOR THE 2010 ANNUAL MEETING

The Company will review shareholder proposals intended to be included in proxy material for the 2010 Annual Meeting of Shareholders that are received by the Company at 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario L4Z 1S1, Attention:  Corporate Secretary, no later than December 31, 2009.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Company at 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario L4Z 1S1:

(i)
the 2008 Consolidated Financial Statements for the year ended November 30, 2008, together with the accompanying report of the auditor and management’s discussion and analysis for the year ended November 30, 2008;

(ii)	this Management Proxy Circular; and

(iii)	the Company’s most recent Annual Information Form dated February 27, 2009.

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

GENERAL

The information contained herein is given as at April 10, 2009, unless otherwise stated.  The Board of Directors of the Company has approved the contents and the sending of this Management Proxy Circular.

DATED at Toronto, Ontario, the 27th day of, April 2009

BY ORDER OF THE BOARD OF DIRECTORS

Graham Neil
Chief Financial Officer

SCHEDULE “A” - APPROVAL OF INCREASE IN NUMBER OF SHARES ISSUABLE UNDER DIRECTORS’ DEFERRED SHARE UNIT AND STOCK PLAN

RESOLVED THAT

1.	The Directors’ Deferred Share Unit and Stock Plan (as amended) be further amended to increase the number of common shares issuable thereunder from 625,000 to 1,200,000 common shares;

2.	The listing and reservation of an additional 575,000 common shares for issuance under the Directors Deferred Share Unit and Stock Plan be approved and ratified; and

3.
Any director or officer of the Company is hereby authorized and directed to make such additional conforming changes to the Directors’ Deferred Share Unit and Stock Plan and to do all such other acts and things that may be required to give effect to the above amendments to the Directors’ Deferred Share Unit and Stock Plan.

 SCHEDULE “B” - CORPORATE GOVERNANCE GUIDELINES

The Company believes that effective corporate governance practices are fundamental to the overall success of a company.  Effective June 30, 2005, the Canadian Securities Administrators have adopted National Instrument 58-101 (“NI 58-101”) and the associated National Policy 58-201 (“NP 58-201”) which require the Company to disclose its corporate governance practices.  In addition, the Company complies with Multilateral Instrument 52-110 on Audit Committees.  See details in the accompanying Management Proxy Circular under the heading “Audit Committee Information”.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMPLIANCE	COMMENTS
1. (a) Disclose the identity of Directors who are independent.	Yes

The Compensation, Nominating, and Corporate Governance Committee has reviewed the independence of each Director on the basis of the definition in section 1.4 of MI 52-110, as amended.  A director is “independent” if he or she has no direct or indirect material relationship with the Company.  A “material relationship” is one that could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a Director’s independent judgment.  The Board has determined, after reviewing the roles and relationships of each of the Directors, that 2 out of 5 of the nominees proposed by Management for election to the Board are independent from the Company.  The Compensation, Nominating, and Corporate Governance Committee monitors the disclosure of conflicts of interest by Directors and ensures that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.  The following nominees have been in the case of Dr. Stiller, and Mr. Villforth affirmatively determined to be independent by the Board:

Calvin R. Stiller
John C. Villforth

This determination was made on the basis that:
(a)   they (and their immediate family members) are not and have not been within the last three years an employee or executive officer of the Company except as noted below;
(b)   they (and their spouse, minor child, or step child) are not and have not been within the last three years a partner or employee of the Company’s external auditor firm;
(c)   they (and their immediate family member) are not and have not been within the last three years an executive officer of an entity of which the Company’s executives served on the Compensation Committee; and
(d)   they (and their immediate family members) did not receive more than $75,000 in direct compensation from the Company during any 12-month period during the last three years.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMPLIANCE	COMMENTS
(b) Disclose the identity of Directors who are not Independent, and describe the basis for that determination.	Yes

The Compensation, Nominating, and Corporate Governance Committee has determined, after reviewing the roles and relationships of each of the Directors, that the following 3 out of 5 nominees proposed by Management for election to the Board are not independent from the Company:
David Elsley, Former President & CEO, Dr. Eldon Smith, Senior Vice President, Scientific Affairs, and Chris Waddick, President and CEO.  Dr. Smith and Mr. Waddick are not independent since they are currently executive officers of the Company.  Mr. Elsley is not independent since he has been an executive officer of the Company within the last three years.

(c)   Disclose whether or not a majority of the Directors are independent.  If a majority of Directors are not independent, describe what the Board does to facilitate its exercise of independent judgement in carrying out its responsibilities.
Yes
Two of the five nominees proposed by Management for election to the Board are independent from the Company.  The Compensation, Nominating, and Corporate Governance Committee monitors the disclosure of conflicts of interest by Directors and ensures that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

(d)   If a Director is presently a Director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the other Director and the other issuer.
	Yes	All Directorships with other public entities for each of the nominees are set out in this Management Proxy Circular in the table under the heading “Election of Directors”.
(e)   Disclose whether or not the independent Directors hold regularly scheduled meetings at which members of management are not in attendance.  If the independent Directors hold such meetings, disclose the number of meetings held during the most recently completed financial year.  If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

Yes
The independent Directors hold meetings as a matter of routine after Board meetings.  These meetings are generally chaired by the Chairman.  There were 4 meetings of the independent Directors in the financial year ended November 30, 2008.  For fiscal 2008 the Board Committees, excluding the Strategic Review Committee, were entirely composed of a majority of independent Directors and they communicated regularly without Management. For the period from December 31, 2008 through to April 14, 2009, Mr. Elsley was appointed to fill a vacancy on the Audit Committee resulting from the retirement of Mr. Clarke.  Mr. Elsley remained on the Audit Committee in accordance with an exemption granted pursuant to National Instrument 52-110 - Audit Committees.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMPLIANCE	COMMENTS
(f) Disclose whether or not the chair of the Board is an independent Director, disclose the identity of the independent chair, and describe his or her role and responsibilities.	Yes

The positions of CEO and Chairman of the Board are split.  For fiscal 2008 the Chairman of the Board was independent.  The roles and responsibilities of the Chairman include the following:
-    working to ensure a strong, effective, well-balanced and representative composition of the Board and its committees
-    ensuring that committees are working effectively
-    leading the evaluation of the CEO and the review of corporate performance in conjunction with the Chairman of the Compensation, Nominating, and Corporate Governance Committee
-    ensuring the Board is receiving timely information of appropriate quality, before, during, and after Board meetings.

Terrance H. Gregg, the former Chairman of the Board, retired and resigned from our Board effective April 24, 2009 and therefore will not be standing for re-election.  Eldon R. Smith succeeded him as Chairman of the Board.  Dr. Smith is not considered an independent director.

(g) Disclose the attendance record of each Director for all board meetings held since the beginning of the most recently completed financial year.	Yes
The Board held 9 minuted board meetings (including teleconference meetings, but not including informal meetings, or committee meetings) in the 2008 financial year.  In addition, a record of attendance by Directors at meetings of the Board held during the financial year ended November 30, 2008, is set out in the Management Proxy Circular under “Election of Directors”.

2. Disclose the text of the board’s written mandate.	Yes
The Board has adopted a formal mandate for itself.  The mandate of the Board is available on the Company’s website and is also included in the Management Proxy Circular under “Corporate Governance - Mandate of the Board of Directors”.  A copy may also be obtained upon request to the Chief Financial Officer of the Company at 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, L4Z 1S1, telephone (905) 817-2000.  The written mandate of the Board of Directors provides that the Board is responsible for the stewardship of the Company including the creation of a culture of integrity, the adoption of a strategic planning process that takes into account, among other things, the opportunities and risks of the business:  the identification of the principal risks of the business and the implementation of appropriate systems to manage these risks, succession planning, internal control and management information systems and the Company’s approach to corporate governance.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMPLIANCE	COMMENTS
3. (a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	Yes

The Board has developed written position descriptions for the Chairman of the Board, as well as for the Chairman of the Audit Committee and the Chairman of the Compensation, Nominating, and Corporate Governance Committee.  Their duties reflect the responsibilities of the committees whose charters are available on the Company’s website.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	Yes
The position description of the CEO includes the following duties and responsibilities: strategy, leadership, operations, finance, reporting to the Board, and relations with shareholders, employees, and the public.  Annual objectives are established for the CEO with the Compensation, Nominating, and Corporate Governance Committee.

4. (a) Briefly describe what measures the board takes to orient new members regarding
(i) the role of the board, its committees and its Directors, and	Yes
The Board has an orientation and education program in place for new Directors which the Board feels is appropriate having regard to the Company and the current makeup of the Board.  Each Director receives relevant corporate and business information on the Company, the Board of Directors, and its Committees.  The Directors regularly meet with Management and are given periodic presentations on relevant business issues and developments.

(ii) the nature and operation of the issuer’s business.	Yes
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its Directors.	Yes	Presentations are made to the Board from time to time to educate and keep them informed of changes within the Company and of regulatory and industry requirements and standards.
5. (a) Disclose whether or not the board has adopted a written code for its Directors, officers and employees. If the board has adopted a written code:	Yes
The Company’s Board of Directors has adopted a Code of Conduct applicable to employees and a Code of Conduct applicable to its directors, copies of which are available on the Company’s website or at www.sedar.com.  A copy may also be obtained upon request to the Chief Financial Officer of the Company at 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, L4Z 1S1

The Compensation, Nominating, and Corporate Governance Committee regularly monitors compliance with the Codes and also ensures that management encourages and promotes a culture of ethical business conduct.

The Company has developed and the Board has approved various corporate policies, including the Disclosure Policy and the Whistleblower Policy.

(i) disclose how an interested party may obtain a copy of the written code;
(ii) describe how the board monitors compliance with its code; and

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT (1)	COMPLIANCE	COMMENTS

 (iii) provide a cross-reference to any material change report(s) filed since the beginning of the most recently completed financial year that pertains to any conduct of a Director or executive officer that constitutes a departure from the code.
	Yes	The Board has not granted any waiver of the Codes in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

(b)   Describe any steps the board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.
Yes
The Compensation, Nominating, and Corporate Governance Committee monitors the disclosure of conflicts of interest by Directors and ensures that no Director will vote nor participate in a discussion on a matter in respect of which such Director has a material interest.

(c) Describe any steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The Company’s Board of Directors has adopted a Code of Conduct applicable to employees and a Code of Conduct applicable to its directors.
6. (a) Describe the process by which the board identifies new candidates for board nomination.	Yes
This responsibility has been assigned to the Compensation, Nominating, and Corporate Governance Committee, which committee is composed of Directors, all of whom have been affirmatively determined by the Board to be independent.  The purpose of the Compensation, Nominating, and Corporate Governance Committee is, amongst other things, to identify and recommend individuals to the Board for nomination to the Board as members of the Board and its committees.

The Charter of the Compensation, Nominating, and Corporate Governance Committee is available on the Company’s website.  A copy may also be obtained upon request to the Chief Financial Officer of the Company at, 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario L4Z 1S1, Tel. (905) 817-2000.

For purposes of filling vacancies on the Board, the Compensation, Nominating, and Corporate Governance Committee would recommend nominees to the Board, review the qualifications of prospective members, and determine their relevance taking into consideration current Board composition and the anticipated skills required to round out the capabilities of the Board.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent Directors.	Yes
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes
7. (a) Describe the process by which the board determines the compensation for your company’s directors and officers.	Yes
The Compensation, Nominating, and Corporate Governance Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for non-executive Directors to ensure that such compensation realistically reflects the responsibilities and risks involved, without compromising a Director’s independence.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMPLIANCE	COMMENTS
7. (a) …continued	Yes

The Committee regularly reviews the compensation practices of comparable companies with a view to align the Company’s non-executive Directors’ compensation with a comparator group median.  Directors who are executives of the Company receive no additional remuneration for their services as Directors.

The Board has appointed the Compensation, Nominating, and Corporate Governance Committee and assigned to it responsibility for recommending compensation for the Company’s officers to the Board.  CEO compensation is approved by the Committee.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent Directors.	Yes	The Compensation, Nominating, and Corporate Governance Committee comprises Directors, all of whom have been affirmatively determined by the Board to be independent.
(c) If the board has a compensation committee, describe the responsibilities, powers, and operation of the compensation committee.	Yes
The Compensation, Nominating, and Corporate Governance Committee Charter is available on the Company’s website (www.vasogen.com).  A copy may also be obtained upon request to the Chief Financial Officer of the Company at 4 Robert Speck Parkway, 15th Floor, Mississauga, Ontario, L4Z 1S1, telephone (905) 817-2000.

The duties and responsibilities of the Compensation, Nominating, and Corporate Governance Committee include reviewing the compensation principles and practices followed by the Company.

    (d)   If a compensation consultant or advisor has, at any time since the beginning of the most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the Company, state that fact and briefly describe the nature of the work.

	Yes	No consultant or advisor was retained for fiscal year 2008.
8. If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes.	The Special Committee of the Board oversees the Company’s strategic review process.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMPLIANCE	COMMENTS
9.    Disclose whether or not the board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.
Yes
The Compensation, Nominating, and Corporate Governance Committee has the responsibility to receive comments from all Directors as to the Board’s performance and report annually to the Board with an assessment of the Board’s performance.  The Chairman of the Committee contacts each Director to discuss the Board and Board Committee performance, as well as individual Director performance.  The Chairman then reports the results to the Board of Directors. The Compensation, Nominating, and Corporate Governance Committee also monitors the quality of the relationship between management and the Board, in order to recommend ways to improve that relationship.

The most recent annual evaluation showed that the Board, Committees, Board Chair, Committee Chairs and individual Directors were effectively fulfilling their responsibilities.

(1) Reference is made to the items in Form 58-101F1

SCHEDULE “C” - AUDIT COMMITTEE CHARTER

Charter of the Audit Committee of the Board of Directors

I.	Audit Committee Purpose

The Audit Committee (the “Committee”) is appointed by the Board of Directors
(the “Board”) to assist the Board in fulfilling its oversight responsibilities by reviewing:

•	the financial statements and related reports provided by the Company to its shareholders, securities regulators, other government bodies, or the public;
•	the Company’s system of internal controls regarding finance, accounting, legal compliance, and ethics that Management and the Board have established; and
•	the Company’s auditing, accounting, and financial reporting processes.

The Committee is granted the authority by the shareholders to set the compensation of the external auditor and is responsible for overseeing the external auditor’s independence and performance. The Committee also has the authority to fill a vacancy in the office of the external auditor by recommending a new auditor for approval by the Board and the shareholders. The external auditor reports directly to the Committee, which is also responsible for resolving any disagreements between Management and the external auditor regarding financial reporting.

The Committee shall approve all non-audit services to be provided by the external auditor and consider whether these services are compatible with the auditor’s independence.  Between Committee meetings, the Chair may pre-approve proposed non-audit services that arise, provided the pre-approval decision is presented at the next scheduled Committee meeting for ratification.

The Committee shall encourage continuous improvement of, and foster adherence to, the Company’s policies, procedures, and practices at all levels.

II.	Audit Committee Composition

The Committee shall comprise three or more directors as determined by the Board, each of whom shall be independent and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Applicable laws and regulations shall be followed in evaluating a member’s independence. The Chair shall be appointed by the full Board.

All members of the Committee shall be financially literate. Financial literacy is the ability to read and understand basic financial statements. At least one member of the Committee shall have accounting or related financial management expertise. This member must have past employment experience in finance or accounting, professional certification in accounting, or any other comparable experience or background that results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

Each Committee member shall serve until the earlier of the date on which he or she is replaced by the Board, resigns from the Committee, or resigns from the Board.

Except as the Committee may otherwise direct, the Chair of the Committee may represent the entire Committee for any purpose.  Any decisions made by the Chair of the Committee that require communication with the other members will be communicated at the next scheduled meeting.

III.	Audit Committee Responsibilities

The Committee’s specific responsibilities in carrying out its oversight role are delineated in the Audit Committee Procedures Checklist. This Checklist will be updated periodically (at least annually) to reflect changes in regulatory requirements, authoritative guidance, and evolving oversight practices. The most recently updated Checklist is considered to be an addendum to this Charter. The Checklist covers the Committee’s review and monitoring procedures pertaining to:

•	the Company’s public filing documents and related disclosures;

•	the integrity of the Company’s processes and systems of controls for financial reporting;
•	the Company’s legal and ethical compliance, including reviews of related party transactions and potential conflicts of interest;
•	the oversight of the external auditor’s independence and performance; and
•	the Committee’s self-assessment.

While the Committee has the powers and responsibilities set forth in this charter, it is not the Committee’s responsibility to determine that the Company’s financial statements present fairly the financial position, the results of operations, and the cash flows of the Company, in accordance with generally accepted accounting principles, or to plan or conduct financial statement audits. These are the responsibilities of Management and the external auditor, respectively. In carrying out their oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company’s financial statements or any professional certification as to the external auditor’s work.

IV.	Audit Committee Meetings

The Committee shall meet at least quarterly or more frequently if circumstances dictate. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. A majority of the members of the Committee shall constitute a quorum. The Committee shall maintain minutes or other records of its meetings and activities. In addition, the Committee or its Chair shall communicate with Management and the external auditor quarterly to review the Company’s interim financial statements and any significant findings based upon the auditor’s interim review.

V.	Audit Committee Communications/Reporting

The external auditor shall report directly to the Committee, which is expected to maintain free and open communication with the external auditor and the Company’s Management. The Committee should meet privately in executive session at least annually with each of Management and the external auditor, and as a committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Committee Chair shall report on Audit Committee activities to the full Board at each Board meeting.

VI.	Audit Committee Education

The Company is responsible for providing the Committee with educational resources related to accounting principles and procedures, current accounting topics pertinent to the Company, and other material as requested by the Committee. Committee members are encouraged to enhance their familiarity with finance and accounting by participating, at the Company’s expense, in seminars, conferences, roundtables, and other educational programs conducted by the Company or outside organizations. The Company shall assist the Committee in maintaining appropriate financial literacy.

VII.	Audit Committee Authority

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and therefore has direct access to the external auditor, as well as Company personnel. The Committee has the ability to retain, at the Company’s expense, independent legal, accounting, or other advisors it deems necessary to carry out its duties.